January 30, 1998



Gene E. Little
Timken Co.
1835 Dueber Avenue S.W.
Canton, OH  44706


RE:   Amended Schedule 13G


Enclosed pursuant to Rule 13d-2(b) under the Securities
Exchange Act of 1934 is a report on Schedule 13G reporting beneficial ownership at December 31, 1997 by American
Express Company and American Express Financial Corporation in common stock of Timken Co.


Sincerely,



Steve Turbenson
Director - External Reports and Tax



Enclosure




               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                          SCHEDULE 13G


          Under the Securities and Exchange Act of 1934



                           Timken Co.
                        (Name of Issuer)

                          Amendment #3

                          Common Stock
                 (Title of Class of Securities)



                           887389-10-4
                         (CUSIP Number)






The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







                     CUSIP NO.   887389-10-4


1) Name of Reporting Person         American Express Company

   S.S. or I.R.S. Identification    IRS No. 13-4922250
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint Filing


3) SEC Use Only


4) Citizenship or Place of Organization      New York

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              WITH
   (5)              Sole Voting Power -0-
   (6)              Shared Voting Power            6,830,255
   (7)              Sole Dispositive Power   -0-
   (8)                Shared Dispositive Power
   6,830,255
____________________________________________________________
__________

9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       6,830,255


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                    10.9%


12)   Type of Reporting Person          CO, HC




                     CUSIP NO.   887389-10-4


1) Name of Reporting Person         American Express
Financial Corporation

   S.S. or I.R.S. Identification    IRS No. 13-3180631
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint Filing


3) SEC Use Only


4) Citizenship or Place of Organization           Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              WITH
   (5)                Sole Voting Power           -0-
   (6)                Shared Voting Power         6,830,255
   (7)                Sole Dispositive Power      -0-
   (8)                Shared Dispositive Power    6,830,255


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       6,830,255


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                    10.9%


12)   Type of Reporting Person          CO, IA


1(a)                               Name of Issuer:                    Timken Co.

1(b)                               Address of Issuer's
Principal                               1835 Dueber Avenue
S.W.
      Executive Offices:                Canton, OH  44706

2(a)                               Name of Person Filing:             American
Express Company
                                        American Express
Financial Corporation

2(b)                               Address of Principal
Business Office:                        American Express
Company
                                        American Express
Tower
                                        200 Vesey Street
                                        New York, NY  10285

                                        American Express
Financial Corporation                                            IDS Tower 10
                                        Minneapolis, MN
55440

2(c)             Citizenship:                See Item 4 of
Cover Page

2(d)             Title of Class of Securities:              Common
Stock

2(e)             Cusip Number:                        887389-10-4

3     Information if statement is filed pursuant to Rules
13d-1(b) or 13d-2(b):

        American Express Company, one of the persons filing this statement, is a Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).

        American Express Financial Corporation, one of the persons filing this statement, is an Investment
        Advisor registered under section 203 of the Investment Advisors Act of 1940.

4(a)             Amount Beneficially Owned as of December
31, 1997:   See Item 9 of
      Cover Pages

4(b)             Percent of Class:    See Item 11 of Cover
Pages

4(c)             Number of Shares as to which such person
has:
      (i) Sole power to vote or to direct the vote:   See
      Item 5 of Cover Pages
      (ii)       Shared power to vote or direct the vote:
See Item 6 of Cover Pages
      (iii)      Sole power to dispose or to direct the
disposition of:   See Item 7
          of Cover Pages
      (iv)       Shared power to dispose or to direct the
disposition of:   See Item 8
          of Cover Pages
5     Ownership of 5% or Less of a Class:
      If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of
      the class of securities, check the following  (   ).

6     Ownership of more than 5% on Behalf of Another Person:

                            Not Applicable

7     Identification and Classification of the Subsidiary
Which Acquired the                           Security Being
Reported on by the Parent Holding Company:

                            See Exhibit I

8     Identification and Classification of Members of the
Group:

                            Not Applicable

9     Notice of Dissolution of Group:

                            Not Applicable

10    Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   American Express
Financial Corporation


Dated:    December 31, 1997        By
                                    Signature

                                    Steve Turbenson
                                    Director - External
Reports
                                    and Tax
                                    Name/Title
                                    Telephone:(612) 671-2059
                          Exhibit Index


Exhibit I    Identification and Classification of the
Subsidiary   which  Acquired the Security Being Reported on
by the Parent  Holding Company.

Exhibit II   Statement of American Express Company

Exhibit III  Statement of American Express Financial
Corporation
                           Exhibit  I

                               to

                          Schedule  13G


   The person filing this statement is a parent holding company. The relevant subsidiary, American Express
Financial Corporation., a Delaware Corporation, is registered as investment advisor under section 203 of the Investment Advisors Act of 1940.

                           EXHIBIT II

                               to

                          SCHEDULE 13G

                            under the

                 Securities Exchange Act of 1934

American Express Company, American Express Tower, World
Financial Center, New York, New York disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached, and the filing of this
Schedule 13G shall not be construed as an admission that American Express Company is, for the purpose of Section
13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule
13G.

Pursuant to Rule 13d-1(f) (1) and subject to the preceding disclaimer, American Express Company affirms it is individually eligible to use Schedule 13G and agrees that this Schedule is filed on its behalf, and authorizes the President, any Vice President, the comptroller, the Secretary, the General Counsel, any Associate General
Counsel or any Counsel, each with power to act singly, of each subsidiary of American Express Company making this filing to sign this statement on behalf of American Express
Company.


                            AMERICAN EXPRESS COMPANY



                            By:____________________________
                            Name:       Stephen P. Norman
                            Title:      Secretary

                          Exhibit  III

                               to

                          Schedule  13G

                           Under  the

                 Securities Exchange Act of 1934


   Pursuant to Rule 13d-1(f)(1), American Express Financial
Corporation affirms that it is individually eligible to use
Schedule 13G and agrees that this Schedule is filed in its behalf.


American Express Financial Corporation


                                 By:
                                   Steve Turbenson
                                   Director - External
Reports
                                   and Tax